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EXHIBIT G
                                                                   November 1999



                     DESCRIPTION OF NORTHSTAR LIFE INSURANCE
                          COMPANY'S ISSUANCE, TRANSFER
                     AND REDEMPTION PROCEDURES FOR POLICIES
                        PURSUANT TO RULE 6E-2(B)(12)(II)

                                       AND

                       METHOD OF COMPUTING ADJUSTMENTS IN
                      PAYMENTS AND CASH VALUES OF POLICIES
                        UPON CONVERSION TO FIXED BENEFIT
                   POLICIES PURSUANT TO RULE 6E-2(B)(13)(V)(B)


This document sets forth the administrative procedures established by Northstar Life Insurance Company ("we", "our", "us") in connection with the issuance of our Variable Universal Life insurance policy ("policy"), the transfer of assets held thereunder, and the redemption by owners of their interests in those policies. This document also explains the method that we will follow when a policy is exchanged for a fixed benefit insurance policy as provided by the policy provisions and subject to Rule 6e-2(b)(13)(v)(B).

  I.     PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES

         We will generally issue a group insurance contract to a group, as defined and permitted by state law, allowing eligible members of that group to become insured under the group contract. The class(es) of members eligible to be insured by a policy under the group contract are identified on that contract's specifications page. The group contract will be issued upon receipt of an application signed by a duly authorized officer of the group and the acceptance of that application by a duly authorized officer of Northstar Life.


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         Individuals wishing to purchase a policy insuring an eligible member under a group-sponsored insurance program must complete the appropriate application for life insurance and submit it to our home office. If the policy is approved, we will issue to the owner either a certificate or an individual policy (the word "policy" will be used in this document to describe either the certificate or the individual policy issued under a group-sponsored insurance program).

         A policy will not take effect until the owner signs the appropriate application for insurance, the initial premium has been paid prior to the insured's death, the insured is eligible, and we approve the completed application. The date on which the last of these events occurs will be the effective date of the insurance coverage ("issue date").

         The minimum face amount that we will issue on a policy will vary based on the group-sponsored insurance program and will be indicated on the specifications page attached to the owner's policy. Generally, this amount will be at least $10,000.

         The policy must be issued on an insured who is no more than age 94. Before issuing any policy, we may require evidence of insurability satisfactory to us, which in some cases will require a medical examination. Persons who satisfy the underwriting requirements are accepted for insurance coverage, while persons who do not satisfy the underwriting requirements are not accepted for insurance coverage. Acceptance of an application is subject to our underwriting rules and we reserve the right to reject an application for any reason.

         Guaranteed maximum cost of insurance charges will vary by age and tobacco usage. Guaranteed maximum charges are 125 percent of the maximum rates that could be charged based on 1980 Commissioners Standard Ordinary Mortality Tables ("1980 CSO


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         Table"). Current cost of insurance rates are generally lower than 100 percent of the 1980 CSO Table.

         When the policy is issued, the face amount, planned premium and a listing of any supplemental agreements are stated on the specifications page attached to the policy.

         A.    PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

               Premiums for the policies will not be the same for all owners. Charges will vary based on the group-sponsored insurance program under which the policy is issued. We will determine charges pursuant to our established actuarial procedures, and in doing so we will not discriminate unreasonably or unfairly against any person or class of persons. The charges (other than cost of insurance rates) for policies under a group-sponsored insurance program are shown on the specifications page of the policy.

               Cost of insurance rates for each group-sponsored insurance program are determined based on a variety of factors related to group mortality including gender mix, average amount of insurance, age distribution, occupations, industry, geographic location, participation, level of medical underwriting required, degree of stability in the charges sought by the group sponsor, prior mortality experience of the group, number of actual or anticipated owners electing the continuation option, and other factors which may affect expected mortality experience. In addition, cost of insurance rates may be intended to cover expenses to the extent they are not covered by the other policy charges. Changes in the current cost of insurance rates may be made based on any factor which affects the actual or expected mortality or expenses of the group.



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               Cost of insurance rates are generally determined at the beginning of each policy year, although changes may be made at other times if warranted due to a change in the underlying characteristics of the group, changes in benefits included in policies under the group-sponsored insurance program, experience of the group, changes in the expense structure, or a combination of these factors.

               The policies will be offered and sold pursuant to our underwriting procedures, in accordance with state insurance laws. Individuals who satisfy the eligibility requirements under a particular group contract may be required to submit to an underwriting procedure which requires satisfaction of underwriting requirements.

         B.    APPLICATION

               When we receive a completed application from an applicant we may require medical evidence of insurability to determine whether the applicant is insurable. If so, we will follow certain insurance underwriting (risk evaluation) procedures. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. We may also issue policies that do not require medical evidence of insurability. Schedules for evidence of insurability requirements may be determined for each group-sponsored insurance program and are based on a variety of factors related to the group. In determining these schedules we will not discriminate unreasonably or unfairly against any person or class of persons.

               The date on which the last of the following events occurs shall be the effective date of coverage ("issue date"): we receive the signed application for insurance, the




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               initial premium is paid prior to the insured's death, the insured is eligible, and we approve the completed application. The policy date is the first day of the calendar month on or following the issue date. The policy date is the date from which subsequent policy years and policy months are measured. The policy date also represents the commencement of the suicide and contestable periods for purposes of the policy.

         C.    PREMIUM PAYMENTS

               A premium must be paid to put a policy in force, and may be remitted to us by the group sponsor on behalf of the owner. Generally, premium payments for policies under group-sponsored insurance programs are regularly deducted by an employer from the policy owner's paycheck. If an owner's insurance is continued following loss of the insured's eligibility under the group-sponsored insurance program (requirements for continuation are described in the policy and prospectus), we will accept direct premium payments from the owner by check or electronic funds transfer from a checking or savings account. If an owner in such a situation elects to remit premiums by check, we will send a premium notice for the premium due to the owner's address on record. If an owner elects to remit premiums by electronic funds transfer, we will deduct the premium due from the checking or savings account monthly on the date specified by the owner.

               The initial premium for a policy must cover the premium expense charges and the first month's deductions. Premiums paid after the initial premium may be in any amount. A premium must be paid when there is insufficient net cash value to pay the monthly deduction necessary to keep the policy in force. In this situation, we will send the owner a notice that a premium payment is required.


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               When the policy is established, the policy's specifications page may show premium payments scheduled and the amounts of those payments. However, the owner may elect to skip or omit making those premium payments. The policy does not obligate the owner to pay premiums in accordance with a premium schedule. Failure to pay one or more premium payments will not by itself cause the policy to lapse. Lapse will occur only when the net cash value is insufficient to cover the monthly deduction, and the subsequent grace period expires without sufficient payment being made.

               The grace period is 61 days. The grace period will start on the day we mail the owner a notice that the policy will lapse if the premium amount specified in the notice is not paid by the end of the grace period. We will mail this notice on any policy's monthly anniversary when the net cash value is insufficient to pay for the monthly deduction for the insured. The notice will specify the amount of premium required to keep the policy in force and the date the premium is due. If we do not receive the required amount within the grace period, the policy will lapse and terminate. There is no grace period for the first premium.

               Failure of a group sponsor to remit the authorized premium payments may cause the group contract to terminate. Nonetheless, provided that there is sufficient net cash value to prevent the policy from lapsing, the owner's insurance can be converted to an individual policy of life insurance in the event of such termination, as described in the policy and prospectus. The owner's insurance can continue if the insured's eligibility under the group-sponsored insurance program terminates because the insured is no longer a part of the group or otherwise fails to satisfy the eligibility requirements set forth in the specifications page to the group contract and policy (requirements for continuation are described in the policy and prospectus).


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               Since the policy permits flexible premium payments, it may become a modified endowment contract for federal income tax purposes. We have procedures in place to determine whether premium schedules and payments will result in the policy being classified as a modified endowment contract and to notify owners and take appropriate actions based on the owner's elections.

         D.    PREMIUM ALLOCATION

               Net premiums, which are premiums after the deduction of the charges assessed against premiums, are allocated to the guaranteed account and/or sub-accounts of the Variable Universal Life Account. The Variable Universal Life Account will, in turn, invest in shares of the Portfolios of Advents Series Fund, Inc., Fidelity's Variable Insurance Products Fund, and Fidelity's Variable Insurance Products Fund II (the "Funds").

               Net premiums are allocated to the guaranteed account and/or the sub-accounts as selected by the owner on the application for the policy, subject to the limitations in the policy and the prospectus. The owner may change the allocation instructions for future premiums by giving us a written request or through any other method made available by us under the group-sponsored insurance program. A change will not take effect until it is recorded by us in our home office.

               The allocation to the guaranteed account or to any sub-account of the separate account must be at least 10 percent of the net premium. We reserve the right to restrict the allocation of net premiums to the guaranteed account for policies under



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               some group-sponsored insurance programs. For these policies, the allocation of net premiums to the guaranteed account will range from 0 percent to 50 percent.

               We also reserve the right to delay the allocation of net premiums to named sub-accounts. Such a delay will be for a period of 10 days after policy issue or policy change. This right will be exercised by us only when we believe economic conditions make such an allocation necessary to reduce market risk during the free look period. If we exercise this right, net premiums will be allocated to the Money Market sub-account until the end of that period.

               In accordance with industry practice, we will establish procedures to handle errors in premium payments to refund overpayments and collect underpayments, except for de minimis amounts.

         E.    REINSTATEMENT

               A lapsed policy may be reinstated, any time within three years from the date of lapse, provided the insured is living. Reinstatement is made by application for reinstatement and payment of an amount that, after the deduction of charges assessed against premiums, is large enough to cover all monthly deductions which have accrued on the policy up to the effective date of reinstatement, plus the monthly deductions for the two months following the effective date of reinstatement. The application and payment must be submitted to our home office. If any loans and loan interest charges are not repaid, this indebtedness will be reinstated along with the insurance. No evidence of the insured's insurability will be required during the first 31 days following lapse, but such evidence satisfactory to us will be required from the 32nd day to three years from the date of lapse.




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               The amount of account value on the date of reinstatement will be equal to the amount of any loans and loan interest charges reinstated increased by the net premiums paid at the time of reinstatement.

               The reinstatement will take effect as of the date we approve the application for reinstatement. There will be a full monthly deduction for the policy month that includes that date.

               We will allocate the net premiums submitted for a reinstatement, namely premiums after the deduction of the charges assessed against premiums, to the guaranteed account and/or the sub-accounts of the Variable Universal Life Account which, in turn, invest in Fund shares.

         F.    REPAYMENT OF A POLICY LOAN

               If the policy is in force, the loan principal and any accrued loan interest charges can be repaid in part or in full at any time before the insured's death. The loan principal may also be repaid within 60 days after the date of the insured's death, if we have not paid any of the benefits under the policy. Any loan repayment must be at least $100 unless the balance due is less than $100. We currently accept loan repayment checks at our home office.

               Loan repayments are allocated to the guaranteed account. The owner may reallocate amounts in the guaranteed account among the sub-accounts, subject to the limitations in the policy and prospectus on such transfers.



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               Loan repayments will be applied first to reduce the amount of accrued loan interest charges. Any remaining portion of the repayment will then be used to reduce the loan principal. The net cash value will increase by the amount of the loan repayment.

II.      TRANSFER OF CASH VALUE

         A separate account called the Northstar Life Variable Universal Life Account was established on May 1, 1996, in accordance with provisions of the New York insurance law. The Variable Universal Life Account currently has nineteen sub-accounts to which owners may allocate premiums. Each sub-account invests in shares of a corresponding Portfolio of the Advantus Series Fund, Inc., Fidelity's Variable Insurance Products Fund, and Fidelity's Variable Insurance Products Fund II (the "Funds").

         The policy allows transfers among sub-accounts and between the sub-accounts and the guaranteed account. The owner's instructions for transfer may be made in writing or the owner, or a person authorized by the owner, may make such changes by telephone (during our normal business hours). Owners may also submit their requests for transfer to us by facsimile (FAX) transmission or through any other method made available by us under the group-sponsored insurance program. We will make the telephone and facsimile transmission transfer service available to all policy owners.

         We will employ reasonable procedures to satisfy ourselves that transfer instructions are genuine and, to the extent that we do not, we may be liable for any losses due to unauthorized or fraudulent instructions. We require policy owners to identify themselves in electronic transactions through policy numbers or such other information as we may




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         deem to be reasonable. We record electronic transfer instructions and we provide policy owners with a written confirmation of the electronic transfers.

         Transfers made pursuant to a telephone call or other electronic means are subject to the same conditions and procedures as would apply to written transfer requests. During periods of marked economic or market changes, owners may experience difficulty in implementing a telephone or other electronic transfer due to a heavy volume of network usage. In such a circumstance, owners should consider submitting a written transfer request while continuing to attempt an electronic redemption. We reserve the right to restrict the frequency of, or otherwise modify, condition, terminate or impose charges upon, electronic transfer privileges.

         The amount to be transferred to or from a sub-account or the guaranteed account must be at least $250. If the balance is less than $250, the entire account value attributable to that sub-account or the guaranteed account must be transferred. If a transfer would reduce the account value in the sub-account from which the transfer is to be made to less than $250, we reserve the right to include that remaining amount with the amount transferred.

         The maximum amount of net cash value to be transferred out of the guaranteed account to the sub-accounts is limited to twenty percent (or $250 if greater) of the guaranteed account value. Transfers to or from the guaranteed account are limited to one such transfer per policy year. We may further restrict transfers by requiring that the request is received by us or postmarked in the 30-day period before or after the last day of the policy anniversary. Requests for transfers which meet these conditions would be effective after we approve and record them at our home office.



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         A transfer is subject to a transaction charge, not to exceed $10.
         Currently, no such charge is imposed on a transfer.

         For transfers out of the separate account or among the sub-accounts of the separate account, we will credit and cancel units based on the sub-account unit values as of the end of the valuation period during which the owner's request is received at our home office. Transfers from the guaranteed account will be dollar amounts deducted at the end of the day on which the transfer request is received at our home office.

         From time to time the separate account may receive a transfer request that we regard as disruptive to the efficient management of the sub-accounts. This could be because of the timing of the request and the availability of settlement proceeds in federal funds in the underlying portfolio of the fund, the size of the transfer amount involved or the trading history of the investor.

         A transfer or exchange from one sub-account to another is generally treated as a simultaneous sale of units currently held and the purchase of units where a new investment is desired. In the event that cumulative redemptions from a sub-account on a given day equal or exceed $5,000,000, or if the investment adviser of the underlying portfolio of the fund determines that selling securities to satisfy the redemptions could be harmful to the fund, some requested transfers or exchanges may be denied. In addition, any transfer request or requests affecting a particular sub-account which, individually or collectively with other transfer requests submitted by the owner of multiple individual policies or by the owners of certificates under a single group contract for that sub-account on a given day, equal or exceed $5,000,000 may be denied unless all such transfer requests are received by 12:00 p.m. Eastern Time. In these events, the order of such redemptions from the fund will be as follows: all automatic exchanges (for example,


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         dollar cost averaging), written transfer and exchange requests, faxed transfer and exchange requests, and telephone transfer and exchange requests (including telephone and internet transaction site requests). Transfer and exchange requests will be processed in the order of receipt within their respective category. In no event will there be any limitation on redemptions in connection with surrenders, withdrawals or loans. The owner will be notified when these limitations are imposed on a transfer request.

         In the event of disruptive circumstances which don't result in the denial of a request as outlined above, the size or timing of the transfer may make it impossible for the exchange to occur on the same day. In that event, the request for exchange will be treated as a request for a transfer of units on the date of the receipt of the request. The price of the new units will also be calculated on that day and that determination will be used as the basis for determining the number of units outstanding in the sub-account. However, the transfer of the redemption proceeds and the purchase of units, and shares in the new portfolio, will be accomplished only when federal funds are received from the sale to allow the purchase and sale without disruption. Should the transfer not be completed because of non-payment, we will reimburse the separate account for any decline in the price of the units to the time of the cancellation. Similarly, any fees or disbursements resulting from any legal action because of the non-payment will similarly be the liability of Northstar Life. The owner will be notified when this limitation is imposed on a transfer request.

         Although we currently intend to continue to permit transfers in the foreseeable future, we reserve the right to modify the transfer privilege by changing the minimum amount transferable, by altering the frequency of transfers, by imposing a transfer charge, by prohibiting transfers, or in such other manner as we may determine at our discretion.



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III.     "REDEMPTION" PROCEDURES:  SURRENDER AND RELATED TRANSACTIONS

         A.    REQUEST FOR SURRENDER OR WITHDRAWAL

               If the insured is living, we will pay the surrender value of the policy to the owner upon written request. The surrender value of the policy is the net cash value (the account value less any outstanding loan principal and accrued loan interest charges, and less any charges due, plus accrued loan interest credits). The determination of the surrender value is made as of the end of the valuation period during which we receive the surrender request at our home office. The surrender payment can be in cash or, at the option of the owner, can be applied on a settlement option as described in the policy.

               A partial surrender (withdrawal) of the net cash value of the policy is permitted in an amount equal to at least the minimum established for policies under each group-sponsored insurance program. The minimum will never exceed $500. The maximum withdrawal is equal to an amount that would cause the net cash value after the withdrawal to be 10 percent of the account value immediately prior to the withdrawal. We reserve the right to limit the number of withdrawals to one per policy month, change the minimum amount for withdrawals, limit the frequency of withdrawals, or restrict or prohibit withdrawals from the guaranteed account.

               A withdrawal will cause a decrease in the face amount equal to the amount surrendered if the current death benefit option for the policy is Option A (level death benefit). A withdrawal has no effect on the face amount if the current death benefit option for a the policy is Option B (variable death benefit). However, since the account value is reduced by the amount of the withdrawal, the death benefit is



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               reduced by the same amount, as the account value represents a portion of the death benefit proceeds.

               On a withdrawal, the owner may tell us the sub-accounts from which a withdrawal is to be taken or whether it is to be taken in whole or in part from the guaranteed account. If the owner does not, the withdrawal will be deducted from the guaranteed account value and separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value. We reserve the right to restrict or prohibit withdrawals from the guaranteed account. We will tell the owner, on request, what amounts are available for a withdrawal under the policy.

               A transaction charge will be deducted from the net cash value in connection with a withdrawal for policies under some group-sponsored insurance programs. The amount of the charge will never exceed the lesser of $25 or 2 percent of the amount withdrawn. The charge will be allocated to the guaranteed account value and the separate account value in the same proportion as those values bear to each other and, as to the separate account value, from each sub-account in the same proportion that the sub-account value of each such sub-account bears to the separate account value.

               Payment of a surrender or withdrawal will be made as soon as possible, but not later than seven days after our receipt of the owner's written request for surrender or withdrawal. However, if any portion of the net cash value to be surrendered is attributable to a premium payment made by non-guaranteed funds such as a personal check, we will delay mailing that portion of the surrender proceeds until we have reasonable assurance that the payment has cleared and that good payment has been



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               collected. The amount the owner receives on surrender may be more or less than the total premiums paid under the policy.

         B.    DEATH CLAIMS

               If the policy is in force at the time of the insured's death, upon receipt of due proof of death of the insured and on completion of all other requirements necessary to make payment, we will pay a death benefit to the beneficiary. Death benefit proceeds will ordinarily be paid within seven days after we receive all information required for such payment. Payment of the death benefit is also subject to the provisions of the policy regarding suicide and incontestability.

               The death benefit provided by the policy depends upon the death benefit option in effect at the time of death. There is a level death benefit ("Option A") and a variable death benefit ("Option B"). The death benefit under either option will never be less than the current face amount of the policy as long as the policy remains in force and there are no loans. The face amount elected must be at least the minimum stated on the specifications page of the policy.

               Under Option A, the death benefit will be determined as follows:

               (1) The face amount of insurance on the insured's date of death while the policy is in force; plus

               (2) the amount of the cost of insurance for the portion of the policy month from the date of death to the end of the policy month; plus

               (3) any accrued loan interest credits; less

               (4) any outstanding loan principal and accrued loan interest charges; less

               (5) any unpaid monthly deductions determined as of the date of the insured's death.


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               Under Option B, the death benefit will be determined as follows:

               (1) The face amount of insurance on the insured's date of death while the policy is in force; plus

               (2) the amount of the account value as of the date we receive due proof of death satisfactory to us; plus

               (3) the amount of the cost of insurance for the portion of the policy month from the date of death to the end of the policy month; plus

               (4) any monthly deductions taken under the policy since the date of death; plus

               (5) any accrued loan interest credits; less

               (6) any outstanding loan principal and accrued loan interest charges; less

               (7) any unpaid monthly deductions determined as of the date of the insured's death.

               The death benefit option for all policies issued under a group-sponsored insurance program will initially be the death benefit option selected by the group sponsor. For policies under some group-sponsored insurance programs, we will allow the owner to request a change in the death benefit option once, during the lifetime of the insured. For policies under group-sponsored insurance programs where we do not allow the owner to request a change in the death benefit option, the death benefit option will remain unchanged from the group sponsor's initial selection. The current death benefit option will be shown on the specifications page of the policy.

               If an owner elects to change the death benefit option from Option A to Option B, the face amount under Option B will be equal to the face amount under Option A less the policy account value on the effective date of the change.



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               If an owner elects to change the death benefit option from Option
               B to Option A, the face amount under Option A will be equal to the face amount under Option B plus the policy account value on the effective date of the change.

               Under the Option A death benefit, interest will be paid on the death benefit from the date of the insured's death until the date of payment. Under the Option B death benefit, interest will be paid on the face amount of insurance from the date of the insured's death until the date of payment. The account value will remain as invested in the guaranteed account and/or separate account until the date of payment; therefore, the account value may increase or decrease in value from the date of the insured's death to the date of the payment of death benefit proceeds. Interest will also be paid on any charges taken under the policy since the date of death, from the date the charge was taken until the date of payment. Interest will be at an annual rate determined by us, but never less than 3 percent per year, compounded annually, or the minimum rate required by state law.

               Death benefit proceeds will be paid to the surviving beneficiary specified on the signed application or as subsequently changed. The owner may arrange for death benefit proceeds to be paid in a single lump sum or under one of the optional methods of settlement described in the policy. When no election for an optional method of settlement is in force at the death of the insured, the beneficiary may select one or more of the optional methods of settlement at any time before death benefit proceeds are paid. An election or change of method of settlement must be in writing. A change in beneficiary revokes any previous settlement election.

               If a rider permitting the accelerated payment of death benefit proceeds has been added to the policy, a portion or all of the death benefit may be accelerated and a


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

               payment made prior to the death of the insured, and any remaining death benefit may then be less than otherwise would be paid upon the death of the insured.

         C.    LAPSE

               The failure to make a premium payment following the payment of the premium which puts the policy into force will not itself cause a policy to lapse. Lapse will occur only when the net cash value is insufficient to cover the monthly deduction, and the subsequent grace period expires without sufficient payment being made.

               The grace period is 61 days. The grace period will start on the day we mail the owner a notice that the policy will lapse if the premium amount specified in the notice is not paid by the end of the grace period. We will mail this notice on any policy's monthly anniversary when the net cash value is insufficient to pay for the monthly deduction for the insured. The notice will specify the amount of premium required to keep the policy in force and the date the premium is due. The insured's life will continue to be insured during this grace period. If we do not receive the required amount within the grace period, the policy will lapse and terminate. There is no grace period for the first premium.

               Failure of a group sponsor to remit the authorized premium payments may cause the group contract to terminate. Nonetheless, provided that there is sufficient net cash value to prevent the policy from lapsing, the owner's insurance can be converted to an individual policy of life insurance in the event of such termination, as described in the policy and prospectus. The owner's insurance can continue if the insured's eligibility under the group-sponsored insurance program terminates because the insured is no longer a part of the group or otherwise fails to satisfy the eligibility


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


               requirements set forth in the specifications page to the group contract and policy (requirements for continuation are described in the policy and prospectus).

         D.    LOANS

               The owner may borrow from us using only the policy as the security for the loan. The owner may borrow up to an amount equal to 90 percent of the owner's account value less the loan principal and accrued loan interest charges. The maximum loan amount is determined as of the date we receive the owner's request for a loan at our home office.
               The minimum loan amount is $100.

               At the owner's request, we will send the owner a loan request form for his or her signature. The owner may also submit a loan request by telephone (during our normal business hours), by facsimile (FAX) transmission or through any other method made available by us under the group-sponsored insurance program. We will make the telephone and facsimile transmission service available to all policy owners. Should the owner make a request by telephone call or other electronic means, we will ask for personal identification and policy number.

               When the owner takes a loan, we will reduce the net cash value by the amount borrowed. This determination will be made as of the end of the valuation period during which the loan request is received at our home office. Unless the owner directs us otherwise, the loan will be taken from the guaranteed account value and separate account value in the same proportion that those values bear to each other and, as to the separate account value, from each sub-account in the proportion that the sub-account value of each such sub-account bears to the owner's separate account value. The number of units to be canceled will be based upon the value of the units as of the end of the valuation period during which we receive the owner's loan request at our home office.

               The amount borrowed continues to be part of the account value, as the amount borrowed becomes part of the loan principal where it will accrue loan interest credits and will be held in our general account. A loan has no immediate effect on the owner's account value since at the time of the loan the account value is the sum of the guaranteed account value, the separate account value and the loan principal. When a loan is to come from the guaranteed account value, we have the right to postpone a loan payment for up to six months.

               If a policy enters a grace period and if the net cash value is insufficient to cover the monthly deduction and the loan repayment, the owner will have to make a loan repayment to keep the policy in force. We will give the owner notice of our intent to terminate the policy and the loan repayment required to keep it in force. The time for repayment will be within 31 days after our mailing of the notice.

               The interest rate charged on the loan principal will be 8 percent per year. Interest charged will be based on a daily rate which if compounded for the number of calendar days in the year will equal 8 percent annually, and compounded for the number of days since loan interest charges were last updated.

               We will charge interest on the loan principal in arrears. Loan interest charges are due at the end of the policy month. If the owner does not pay in cash the accrued loan interest charges at the end of the policy month, this unpaid interest will be deducted from the account value and added to the loan principal. The new loan principal will be subject to the same rate of interest as the loan principal in effect.

               Interest is also credited on the loan principal. Interest credits on the loan principal shall be at a rate which is not less than 6 percent per year. Interest credited will be based on a daily rate which if compounded for the number of calendar days in the year will be at least 6 percent annually, and compounded for the number of days since loan interest charges were last updated.

               Loan interest charges and loan interest credits are allocated monthly, at loan repayment, at policy surrender and at death. Loan interest charges and loan interest credits are allocated to a policy's guaranteed account value and separate account value in the same proportion that those values bear to each other and, as to the separate account value, to each sub-account in the proportion that the sub-account value of each such sub-account bears to the separate account value.

               A loan, whether or not it is repaid, will have a permanent effect on the account value because the investment results of the sub-accounts will apply only to the amount remaining in the sub-accounts. The effect could be either positive or negative. If net investment results of the sub-accounts are greater than the rate credited on the loan, the account value will not increase as rapidly as it would have if no loan had been made. If investment results of the sub-accounts are less than the rate credited on the loan, the account value will be greater than if no loan had been made.

IV.      POLICY CONVERSION OR CONTINUATION

         A.    POLICY CONVERSION

               The policy provides that the owner may exchange the insurance to a policy of permanent individual life insurance which we then customarily issue for purposes of conversion, under the conditions described below. We will not require evidence of insurability for the insured.

               We will offer conversion if the group contract is terminated or if the insured's insurance under the group contract ends due to the termination of employment or membership in the class or classes eligible for coverage under the group contract (including loss of eligibility as a result of his or her total and permanent disability). We will also offer conversion if the insured's insurance is reduced on or after the attainment of age sixty in any increment or series of increments totaling twenty percent or more of the amount of insurance in force under the policy prior to the first reduction at age sixty.

               The owner may convert all or part of the amount of insurance under the group contract at the time of termination or, if insurance is reduced due to age, the amount of insurance equal to the amount which was reduced. However, if an insured's insurance terminates because the group contract is terminated, the insured is eligible to convert an amount up to the amount of insurance he or she had just prior to the termination, less any amount he or she may become eligible for under any group contract within 45 days of the termination. The owner may convert up to the full amount of terminated insurance if termination occurs because an insured spouse's coverage terminates due to divorce or annulment of marriage to the insured employee.

               The owner's written application to convert to an individual policy and the first premium for the individual policy must be received in our home office within 31 days of the date the insurance terminates or reduces under the group contract. The premium charge for the converted insurance will be based upon the insured's age as of his or her nearest birthday.

               If the insured dies within 31 days of the date that insurance terminated under the group contract, the full amount of insurance that could have been converted under the policy will be paid as a death benefit.

               We will notify the owner of his or her conversion right within 15 days before or after the event that results in termination or reduction of the insured's group life coverage. We will mail the notice to the owner's last address furnished to us by the group contract holder. If the notice is given more than 15 days but less than 90 days after the event, the time allowed to exercise the conversion privilege will be extended to 45 days after the notice is sent. If the notice is not given within 90 days after the event, the time allowed to exercise the conversion privilege expires 90 days after the notice is sent.

               The cash value adjustment upon conversion is equal to the difference between the net cash value on the Variable Universal Life insurance policy and the cash value that is needed on the permanent individual life insurance policy at the time of the conversion. The cash value needed on the individual policy is defined as the cash value at the time of conversion that would have accumulated on a comparable policy purchased at issue.

         B.    POLICY CONTINUATION

               As an alternative to the conversion privilege, an owner may continue the current group coverage following loss of the insured's eligibility under the group contract, unless (1) the policy is no longer in force; or (2) the group contract has terminated (although we may allow continuation for policies under some group-sponsored insurance programs if there is no successor plan); or (3) there is less than the required minimum in the policy's net cash value after deduction of charges for the month in which eligibility ends. The required minimum will vary based on the group-sponsored insurance program under which the policy is issued. The minimum will never be higher than $250.

               If any of the limitations above apply, the owner may still elect to continue the current group coverage, but only for a period not to exceed one year. At the end of this continuation period, the owner may convert the insurance to an individual policy of permanent insurance as described above.